CONTACT:

Dee Ann Johnson
(412) 456-4410
                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  October 19, 2005. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) had sales of $56,632,000 and $177,873,000 for the three and nine months ended September 30, 2005, respectively, against sales of $50,922,000 and $151,354,000 for the comparable prior year periods. Net income (loss) for the three months ended September 30, 2005 and 2004 was $2,109,000 or $0.22 per share and $(1,780,000) or $(0.18) per share and for the nine months ended September 30, 2005 and 2004 was $6,759,000 or $0.69 per share and $467,000 or $0.05 per share, respectively. Income (loss) from operations approximated $2,945,000 and $(2,005,000) for the three months ended September 30, 2005 and 2004, respectively, and $9,300,000 and $1,188,000 for the nine months ended September 30, 2005 and 2004, respectively.

     Third quarter income improved significantly when compared with the losses reported in the same quarter in 2004 which resulted from curtailed operations due to the flooding of a principal forged roll facility. Income before taxes for the nine months includes $2,320,000 of business interruption proceeds from the resultant insurance claim which was finalized in the second quarter of 2005. Despite the continuing high level of raw material and unprecedented energy costs, the Forged and Cast Rolls segment continued to improve its income from operations. Backlog of orders stands at an all-time high and is reflective of the demand for rolling mill rolls from steel producers throughout the world. Operating income of the Air and Liquid Processing group was relatively level with each of the two preceding quarters. However, demand for air handling equipment continued to be weak causing the results of the segment to be lower than in the comparable quarter in 2004.

     Operating results of the Corporation for the balance of the year are expected to be similar to those of the third quarter. Meanwhile, the financial condition of the Corporation remains strong.


                                   # # #



                             AMPCO-PITTSBURGH CORPORATION
                                  FINANCIAL SUMMARY



                          Three Months Ended Sept 30, Nine Months Ended Sept 30,
                               2005        2004         2005          2004


Sales                    $ 56,632,000 $ 50,922,000  $177,873,000  $151,354,000


Income (loss) from
  operations                2,945,000   (2,005,000)    9,300,000     1,188,000
Other income (expense)-net    140,000      (24,000)     (114,000)      244,000

Income (loss) before
 income taxes               3,085,000   (2,029,000)    9,186,000     1,432,000
Income tax provision
 (benefit)                    976,000     (249,000)    2,427,000       965,000



Net income (loss)        $  2,109,000 $ (1,780,000) $  6,759,000  $    467,000


Earnings per common share:
 Basic                   $       0.22 $     (0.18)  $       0.69  $       0.05
 Diluted                 $       0.21 $     (0.18)  $       0.69  $       0.05